Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-283308

Relating to the

Preliminary Prospectus Supplement

Dated April 30, 2025

(To Prospectus Dated November 25, 2024)

PRICING TERM SHEET

April 30, 2025

Solaris Energy Infrastructure, Inc.

Offering of

1,193,521 shares of Class A Common Stock

The information in this pricing term sheet supplements Solaris Energy Infrastructure, Inc.’s preliminary prospectus supplement, dated April 30, 2025 (the “Preliminary Prospectus Supplement”), relating to an offering of Class A common stock (the “Class A Common Stock Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Solaris Energy Infrastructure, Inc. and not to its subsidiaries.

Issuer	Solaris Energy Infrastructure, Inc.

Securities Offered	Morgan Stanley & Co. LLC and Santander US Capital Markets LLC, each acting severally on behalf of itself and/or its affiliates are offering and selling short 1,193,521 shares of Class A common stock, $0.01 par value per share, of Solaris Energy Infrastructure, Inc. (the “Class A Common Stock”) to facilitate hedging transactions by certain investors subscribing for our 4.75% convertible senior notes due 2030 (the “Notes”) in the Concurrent Notes Offering (as defined below). No new shares of Class A Common Stock will be issued in this offering.

Ticker / Exchange for Class A Common Stock	SEI / New York Stock Exchange (“NYSE”).

Last Reported Sale Price per Share of Class A Common Stock on NYSE on April 30, 2025	$21.14.

Public Offering Price per Share of Class A Common Stock	Initially, $19.55.

Underwriters’ Fee Payable by the Issuer	$0.3910 per share of Class A Common Stock.

Trade Date	May 1, 2025.

Concurrent Note Offering	On April 30, 2025, we announced the pricing of our previously announced underwritten public offering of $135,000,000 aggregate principal amount of the Notes. The offering size was increased from the previously announced offering size of $110,000,000 aggregate principal amount of Notes. The issuance and sale of the Notes are scheduled to settle on May 2, 2025, subject to customary closing conditions. We granted the underwriters of the Concurrent Note Offering a 30-day option to purchase up to an additional $20,000,000 principal amount of Notes solely to cover over-allotments.

The Notes will accrue interest at a rate of 4.75% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2025. The initial conversion rate of the Notes is 37.8896 shares of Class A Common Stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $26.39 per share of Class A Common Stock. The conversion rate and conversion price will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Note Offering, if it is consummated, will be approximately $129.0 million (or approximately $148.4 million if the underwriters of the Concurrent Note Offering fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We expect to use the net proceeds of the Concurrent Note Offering to purchase from Solaris LLC, our operating subsidiary, a subordinated convertible note to be issued by Solaris LLC with substantially similar economic terms as the Notes, and Solaris LLC expects to use such net proceeds to fund growth capital for additional power generation equipment, including new natural gas turbines and complementary “balance of plant” electrical equipment, to support customer activity.

The Concurrent Note Offering is being made pursuant to a prospectus supplement that we filed with the Securities and Exchange Commission (the “SEC”). This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Note Offering. See “The Concurrent Notes Offering” in the Preliminary Prospectus Supplement.

Book-Running Managers	Morgan Stanley & Co. LLC Santander US Capital Markets LLC

CUSIP / ISIN Numbers for the Class A Common Stock	83418M103 / US83418M1036.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Class A Common Stock Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Class A Common Stock Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; or Santander US Capital Markets LLC, 437 Madison Avenue, New York, NY 10022, Attention: ECM Syndicate, by email at equity-syndicate@santander.us or by telephone at 833-818-1602.

The information in this pricing term sheet is not a complete description of the Class A Common Stock. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Class A Common Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.